September 1, 2011

RE: Get cash now from your Apple REIT Seven, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Seven, Inc. investment and regain control of your money.  Right now, MPF will pay you $4 per Share (less dividends paid hereafter). Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Seven, Inc. to decide if or when you get your money back. But this offer expires on October 28, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Apple REIT Seven, Inc. has said it is purportedly “evaluating” a “potential consolidation transaction” that “could also include a listing of the stock of the combined enterprise.”  But of course there is no assurance when or if this will happen.  Sell today and ensure you get your money out from this security.

•	Redemption Program is Over-Subscribed. While it has a redemption program, during July it redeemed only 13% of the Shares submitted! Sell all your Shares to us in this Offer!

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Non-traded securities like Apple REIT Seven can be very difficult to sell. It can take weeks or months to find an interested buyer and Apple REIT Seven may continue to operate indefinitely! But now you can sell your Shares and get your money out.

•	Remove retirement account fees. Many IRAs charge fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Seven, Inc. confirms the transfer.  MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.

Please read the Offer at www.mpfi.com/tenders/OfferForApple7.pdf  carefully (also available at the SEC’s EDGAR website and for free by calling us). If you choose to sell your Shares to us, please read and fill out the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires October 28, 2011 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Seven, Inc. Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 5,000,000 Shares of common stock of Apple REIT Seven, Inc., at a price of $4 per Share, less the amount of any dividends declared or paid with respect to the Shares between September 1, 2011, and the Expiration Date, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at www.mpfi.com/tenders/OfferForApple7.pdf and at the SEC’s EDGAR website.  You may also call or write us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON October 28, 2011, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).

Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.